UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                             CELL THERAPEUTICS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   0001509341
                                 (CUSIP Number)



















--------------------------------------------------------------------------------
Check the following box if a
fee is being paid with this statement.  |_|


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CUSIP No.  0001509341

(1)           Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person
                Citibank, N.A.; 13-5266470
              ------------------------------------------------------------------
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(2)           Check the Appropriate Box if a Member of Group (See Instructions)

|_|           (a)
                   -------------------------------------------------------------

|_|           (b)
                   -------------------------------------------------------------

(3)           SEC Use Only
                           -----------------------------------------------------
              ------------------------------------------------------------------

(4)           Citizenship or Place of Organization  New York
                                                   -----------------------------

Number of     (5)        Sole Voting Power  0
Shares                                     -------------------------------------
Beneficially             -------------------------------------------------------
Owned by      (6)        Shared Voting Power    631,655
Each                                         -----------------------------------
Reporting                -------------------------------------------------------
Person                   -------------------------------------------------------
With          (7)        Sole Dispositive Power 0
-------------                                  ---------------------------------
                         -------------------------------------------------------
              (8)        Shared Dispositive Power   631,655
                                                 -------------------------------
                         -------------------------------------------------------
                         -------------------------------------------------------


(9)           Aggregate Amount Beneficially Owned by Each Reporting Person
              631,655
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(10)          Check if the Aggregate Amount in Row (9) Excludes Certain Shares
              (See Instructions)
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(11)          Percent of Class Represented by Amount in Row (9)
                4.1%
              ------------------------------------------------------------------

(12)            Type of Reporting Person (See Instructions) BK*
                                                            --------------------
--------
* The reporting person is a pledgee with limited voting and dispositive power pursuant to certain voting trust agreements. The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.


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                                        3

Item 1.         Issuer

                  (a)      Cell Therapeutics, Inc.
                  (b)      201 Elliott Avenue, W., Suite 400
                           Seattle, WA  98119

Item 2.         Persons Filing

                  (a)      Name of Persons Filing: Citibank, N.A.
                  (b)      Address of Principal Offices:
                           153 East 53rd Street,
                           New York, New York  10043
                  (c)      Citizenship: New York
                  (d)      Title of Class of Securities:  Common Stock
                  (e)      CUSIP Number:  0001509341

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  (a)      |_|    Broker or Dealer registered under Section 15
                                  of the Act
                  (b)      |X|    Bank as defined in Section 3(a)(6) of the Act
                  (c)      |_|    Insurance Company as defined in Section
                                  3(a)(19) of the Act
                  (d)      |_|    Investment Company registered under Section 8
                                  of the Investment
                                  Company Act
                  (e)      |_|    Investment Adviser registered under Section
                                  203 of the
                                  Investment Advisers Act of 1940
                  (f)      |_|    Employee Benefit Plan, Pension Fund
                                  which is subject to the provisions of the
                                  Employee Retirement Income Security Act of
                                  1974 or Endowment Fund; see ss.
                                  240.13d-1(b)(1)(ii)(F)
                  (g)      |_|    Parent Holding Company, in accordance with
                                  ss. 240.13d-1(b)(ii)(G)
                  (h)      |_|    Group in accordance with
                                  ss. 240.13d-1(b)(1)(ii)(G)

Item 4.         Ownership

                  (a)      Citibank, N.A.:  631,655;
                  (b)      Citibank, N.A.:  4.1%;
                  (c)      (i)      -0-;
                           (ii)     Citibank, N.A.:  631,655;
                           (iii)    -0-;
                           (iv)     Citibank, N.A.:  631,655.

Item 5.         Ownership of Five Percent or Less of a Class


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                                        4

                  This statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                  securities.   |X|

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

Item 8.         Identification and Classification of Members of the Group

                  Not Applicable.

Item 9.         Notice of Dissolution of Group

                  Not Applicable.

Item 10.        Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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                                        5


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 24, 1999


                                          CITIBANK, N.A.



                                          By: /s/ Melissa Tanklefsky
                                              --------------------------------
                                              Name: Melissa Tanklefsky
                                              Title: Vice President